

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 11, 2017

<u>Via E-mail</u>
Brian W. Penny
Chief Financial Officer
New Gold Inc.
Suite 3510 Brookfield Place, 181 Bay Street
Toronto, Ontario, Canada M5J 2T3

>   **Re: New Gold Inc.
>   Form 40-F for Fiscal Year Ended December 31, 2016
>   Filed March 30, 2017
>   File No. 001-31722**

Dear Mr. Penny:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to the comment, we may have additional comments.

<u>Form 40-F for Fiscal Year Ended December 31, 2016</u>

<u>Exhibit 99.2</u>
<u>Notes to the Consolidated Financial Statements</u>
<u>2. Significant Accounting Policies</u>
<u>(q) Derivative instruments, including hedge accounting</u>
<u>Gold Stream Obligation, page 24</u>

1.   You have determined that the gold stream agreement with RGLD Gold AG met the definition of a derivative and was classified as a financial liability at fair value through profit or loss. Please tell us your basis in IFRS for including the subsequent fair value adjustments due to your own credit risk in other comprehensive income. Refer to paragraph 4.2.1(a) of IFRS 9, which indicates that derivative liabilities are classified as financial liabilities at fair value through profit or loss.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at (202) 551-3335 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining